U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person

   Hobbs    Peter    D.
   (Last)   (First)  (Middle)

   10650 Scripps Ranch Blvd. #220
   (Street)

   San Diego  CA           92131
   (City)     (State)      (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Tollycraft Yacht Corporation (TLLY)

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year

   November 1996

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person to Issuer (Check all applicable)

   /x/ Director                            / / 10% Owner
   /x/ Officer (give title below)          / / Other (specify below)



                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                           5.Amount
                                                                                            of Secu-
                                                                                            rities
                                                                                            Bene-
                                                                                            ficially
                                                          4. Securities Acquired (A)        Owned at  6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             End of       Form:
                                  action      action         (Instr. 3, 4 and 5)            Month        Direct      7. Nature of
                                  Date        Code        -----------------------------                  (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                              Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  --------------
Common Stock, no par           11-8-96     Z              36,210,792     D       0       0

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            Table II--Derivative Securities Acquired, Disposed of or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ---------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ---------
One Year Performance Agreement            (2)          11-8-96     D                            18,105,396    (1)         10-19-97
Two Year Option Agreement                 (3)          11-8-96     D                            14,484,313    (3)         9-8-98



                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
- ---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ------------
One Year Performance Agree.  Common Stock                 18,105,396   (2)            0              D
Two Year Option Agreement    Common Stock                 14,484,313   $.30           0              D



Explanation of Responses:
(1)Exercisable option prorata as a debt of $3,254,792 is retired.
(2)Consideration is payoff of the aforementioned debt thus price/share= ($3,254,792+$100)/18,105,396=$.18
(3)Contingent on full exercise of One Year Performance Agreement and granted in consideration thereof.


By: /s/ Peter D. Hobbs                                    December 2, 1996
    **Signature of Reporting Person                       Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).